UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

OR

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Nico Echo Park, Benefit Corp.

(Exact name of registrant as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1115 W. Sunset Blvd, Suite 702, Los Angeles, CA	90012
(Address of principal executive offices)	(Zip Code)

(855) 300-6426

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class L Common Stock

Class NL Common Stock

Item 1.	Management’s discussion and analysis of financial conDition and results of operations

The following discussion of the financial condition and results of operations of Nico Echo Park, Benefit Corp. (the “Nico REIT”) and its consolidated subsidiaries (collectively, “we”, “our”, “us” or the “Company”) should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Nico REIT is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”). Nico REIT is organized so as to qualify and has elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended.

On March 27, 2020, the initial offering statement (the “Offering Statement”) was qualified by the Securities and Exchange Commission (“SEC”). Pursuant to the Offering Statement, Nico REIT is seeking to raise up to $50 million in shares of common stock (the “Offering”) and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner” or the “Predecessor”), a Delaware limited liability company that is affiliated with The Neighborhood Investment Company (Nico), Inc. (our “Sponsor”).

On May 6, 2020 (“Closing Date”), the Company completed the acquisition (“Merger”) of the Seed Asset Owner, an entity that owned the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”), as discussed below. Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its redemption options as an OP unitholder. As of June 30, 2021 and December 31, 2020, respectively, the noncontrolling interest held, in the aggregate, a 97.68% and 96.76% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interest in the Operating Partnership.

It is expected that the Operating Partnership will hold substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, we will contribute the net proceeds of the Offering to our Operating Partnership in exchange for OP Units.

The Company does not have any employees. The Company and the Operating Partnership are externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of the Sponsor. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager and a wholly owned subsidiary of the Sponsor.

Basis of Presentation

Since the Company has no significant assets or operations prior to January 1, 2020, and since the Operating Partnership holds all the operating properties, we have concluded the Seed Asset Owner is the Predecessor and the Company is the successor entity (the “Successor”). For this reason, we have made the distinction in the financial information disclosed, as follows, the period before the consummation of the Merger, which includes the period from January 1, 2020 to May 5, 2020 (the “2020 Predecessor Period”), and subsequent to the Merger, the six months ended June 30, 2021 and 2020 of the Company including the results of operations of the Operating Partnership from the date of the Merger through June 30, 2020 and any periods thereafter.

The Company and the Operating Partnership are both managed and controlled by the Sponsor, Manager and the Property Manager prior and subsequent to Merger. ASC Paragraph 810-10-15-8A states that the power to control is not limited to the consideration of voting interests. Under this guidance, it also may exist with a lesser percentage of ownership, such as by contract. As the Merger constitutes a transfer of nonmonetary assets by promoters or transfers under common control, the net assets of the Predecessor were contributed at the Closing Date at historical cost. The combined financial statements have been prepared to include the financial statements of the Operating Partnership from the date of the Merger.

Our Portfolio

As of June 30, 2021, our properties consist of:

Property	Metropolitan Area	Property Type	Year(s) Built/ Last Major Renovation(1)	Approximate Net Rentable Area (SF)(2)	Number of Units	In-Place Occupancy(3)	Average In-Place Monthly Rent(4)
1412 Echo Park Ave	Los Angeles, CA	Multi-family	1923 /2016	15,794	32 residential	96.77%	$1,515.51
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	1932 /1986	20,700	28 residential	93.10%	$1,772.96
1461 W. Sunset Boulevard	Los Angeles, CA	Mixed-use	1925 /1986	12,480	20 residential / 4 retail	100.00%	$1,750.33

(1)	We define “major renovation” as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.
(2)	Gross building square footage information furnished by the Los Angeles County Office of the Assessor.
(3)	This represents the total occupied square feet divided by the total square footage as of June 30, 2021.
(4)	This represents average in-place monthly rent as of June 30, 2021.

Corporate Structure, Business and Growth Strategies

The Company elected to be treated as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the Company’s taxable year ended December 31, 2020. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

In addition to managing Target Properties in the Neighborhood, we may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets.

Our objective is to provide investors, including our local resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors’ capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood model.

Risk Factors and COVID-19

The Company faces various risks and uncertainties that could affect our business as well as the real estate industry. These risks are outlined under the heading “Risk Factors” contained in our Offering Statement and in the Form 1-K as of December 31, 2020.

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts our results of operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as ours. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s operating results may be materially adversely affected.

A set of protections for renters of units covered by the City of Los Angeles’s Rent Stabilization Ordinance (“RSO”) program are currently in place1, which apply to our current portfolio. These protections may limit or delay our ability to collect rent that is owed to the Company. Additionally, these protections currently include guidance that rent cannot be raised on occupied units covered by the City of Los Angeles’s RSO program for 12 months after the expiration of the emergency order (currently “Safer L.A.”). This will reduce our ability to grow rental income for at least the next year, and potentially longer, depending on when the emergency order is lifted. See “Market Outlook and Recent Trends” below for more detailed discussion.

1 Source: https://hcidla2.lacity.org/highlights/renter-protections

Rent Assistance Program

As disclosed in our previous filings, the Sponsor established a rent assistance program (the “Rent Assistance Program”) for the tenants of the Seed Assets to support community stability and to provide credit support to the resident and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency, who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s manager’s team.

The Rent Assistance Program has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provided up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the Rent Assistance Program. These funds were available on a case-by-case basis for those who had opted in and already applied their security deposit towards rent. For the six months ended June 30, 2021 and 2020 and the 2020 Predecessor Period, security deposits of $0, $18,155 and $25,951 respectively, were applied to rents and other charges due and community rent assistance of $3,611 and $50,028 for the six months ended June 30, 2021 and 2020, respectively, were granted by the Sponsor to tenants. No payments have been made under the Rent Assistance Program since April 2021, when the program was suspended. The Sponsor was not and will not be reimbursed by the Company or the Predecessor for these direct cash assistance payments to tenants nor do such payments provide the Sponsor with a direct or indirect interest in the Company or the Predecessor. Accordingly, no adjustments have been made in the financial statements of the Predecessor or the Company to reflect such community assistance payments by the Sponsor to the tenants. Rental remittances received from the tenants are recognized in revenue in accordance with the Company’s revenue recognition policies.

Under the community wealth grant program, the Company is offering each family unit or business who either remains current on rent or opts into the Rent Assistance Program, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. During the six months ended June 30, 2021 and 2020, the Company granted $3,990 and $5,000, respectively, of shares of Class L common stock to certain residents.

Portfolio occupancy as of June 30, 2021 was 96.4%, with 77 of 80 available residential units and all four commercial units fully occupied. While we have seen an increase in residents moving out of their units and we are seeing strong demand for moderately priced 1-BR units, which we believe are related to the COVID-19 pandemic. As the strict COVID-19 lockdown has slowly been lifted, we have noticed a gradual increase in leasing activity. We have observed strong leasing demand for our units at market rents that are in-line with, and in some cases higher, than market rent levels achieved prior to the start of the COVID-19 pandemic. As of the date of this filing, our occupancy was 92.9% and we have collected approximately 80.9% of the September rent. We are actively managing to as close to full occupancy as possible in order to increase our cash rent collections during this period of economic uncertainty.

Offering Results

The Offering has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the Offering is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021, and through the date of this filing, the Company has raised $283,946 of total gross proceeds from settled subscriptions in our Offering. No subscriptions have been accepted since March 28, 2021, since the Company’s Offering is no longer effective.

Distributions

The Company does not expect to declare any distributions until a substantial portion of the proceeds from the Offering are invested and returns, if any, have been received. In addition, as we expect primarily to grow our current portfolio by investing in the acquisition of stabilized properties or properties that may have significant capital improvements. Thus, our ability to make distributions may be negatively impacted, especially during our early periods of operation. As of June 30, 2021, we have not declared any distributions.

Once we begin to make distributions, we expect that we will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on record dates to be established by our board of directors (“Board”) which are currently expected to be once for the applicable quarter for which dividends are declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow and the REIT distribution requirements. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither we nor our Manager has pre-established a percentage range of return for dividends to stockholders. We have not established a minimum dividend level, and our charter does not require that we pay dividends to our stockholders.

Quarterly Stockholder Redemption Plan

The Company will adopt a stockholder redemption plan whereby redemption of shares of our common stock may be made quarterly upon written request to us at least thirty (30) days prior to the end of the applicable quarter, subject to certain limitations.

We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the redemption price (the “Redemption Price”) within fifteen (15) days of the end of such quarter; although payment of the redemption price may be delayed until thirty (30) days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) failing to provide adequate information regarding the assets within a time period that allows us to perform our net asset value (“NAV”) calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to one or more of the Seed Assets (or future properties we may acquire), that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider choosing to discontinue service or has technical outages that prevent us from processing stock redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date. The purchase price for shares of common stock redeemed under the stockholder redemption plan will be as follows:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price(1)
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV	100% of NAV

(1)	For purposes of the stockholder redemption plan, the per share Redemption Price for Class L and Class NL shares will be calculated as a percentage of the NAV per share in effect on the quarter-end redemption request date. The Redemption Price per share for shares redeemed pursuant to the stockholder redemption plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption request was established but prior to the actual date of redemption as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the Redemption Price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Market Outlook and Recent Trends

Neighborhood Overview

As in many other neighborhoods within Los Angeles, home prices in Echo Park and Silver Lake have roughly doubled since 2009. Rent levels in Silver Lake are about 20% higher than Echo Park. Both areas have very high levels of renter occupied households, with 75% renting in Echo Park and 64% in Silver Lake.

The city of Los Angeles has been under a COVID-19 related emergency order since March 19, 2020. The current emergency order “Safer L.A.” significantly restricts the operations of many businesses and other organizations, and restricts certain public activities, as part of the City of Los Angeles’s public heath response to the COVID-19 pandemic. The economic impact of the COVID-19 pandemic itself, and the restrictions imposed through Safer LA (and other laws, guidelines, health and safety best practices) have had a significant impact on the local economies of Echo Park, Silver Lake, and other proximate neighborhoods. We believe the full social and economic impact of this period of disruption will likely take years to be fully understood.

Currently, in response to the COVID-19 pandemic, the City of Los Angeles has passed emergencies orders containing a robust set of additional tenant protections in place (above those usually provided under the City of Los Angeles’ RSO program, to which the Seed Assets are subject to). A full description of these protections can be found through the Los Angeles Housing and Community Investment Department (“HCID”) on its website https://dcba.lacounty.gov/noevictions/. A partial summary of the key protections currently in place, as listed on HCID’s website, are as follows:

1.	No owner can evict a residential tenant for nonpayment of rent if the tenant is unable to pay rent due to circumstance related to the COVID-19, such as:

a.	Loss of income due to workplace closure or reduced hours due to COVID-19

b.	Loss of income or increased childcare expenditures due to school closures

c.	Health care expenditures stemming from COVID-19 infection of the tenant or a member of the tenant’s household who is ill with COVID-19

d.	Reasonable expenditures stemming from government ordered emergency measures.

“Tenants are still obligated to pay lawfully charged rent.” However, during the emergency period, tenants may not be evicted for failure to pay rent due to the financial impacts related to COVID-19. Tenants will have up to 12 months following the expiration of the local emergency to repay any back rent due. On March 30, 2020, the City Council extended the repayment period from 6 to 12 months.

2.	No property owner shall exercise a No-fault Eviction during the Local Emergency Period. No-Fault evictions mean those not based on an alleged fault of the tenant.

3.	No property owner may withdraw an occupied residential unit from the rental housing market under the Ellis Act.

4.	A property owner must provide a copy of the Protections Notice by May 27, 2020 to all residential tenants in the City of Los Angeles. For 12 months after the expiration of the Local Emergency Period, a copy of the Protections Notice must be provided, when the property owner intends to issue an eviction notice.

5.	Landlords may not evict tenants due to the presence of unauthorized occupants, pets or nuisance related to COVID-19.

6.	Landlords may not charge interest or late fees on unpaid rent due to COVID-19.

7.	Landlords that violate Ordinance #186606, can be sued by the tenant in a civil proceeding, only after the tenant provides a written notice to the landlord of the violation and allows the landlord 15 days to comply.

Additionally, rents on housing units covered by the City of Los Angeles’s RSO program cannot be increased for 12 months following the end of the emergency order.

On March 31, 2021, the City of Los Angeles’s launched the Emergency Renters Assistance Program (ERAP). Under this program, the City if Los Angeles will pay 80% of a selected applicant’s past due rent for the period from April 1, 2020 to March 31, 2021, via a payment directly to us, in exchange for our agreement to waive the remaining 20% of the resident’s past due rent from that period.

The program is subject to income eligibility requirements and eligible applicants will be chosen through a random selection process. We are facilitating the process for our affected residents to apply for assistance under the ERAP program and have initiated the application process for each of our residents that has past due rent from the covered period. We expect that some number of these residents will be selected by the City of Los Angeles, and we have established procedures to guide those applications through to funding.

As of the date of this filing, ERAP applications related to five (5) residents have successfully completed and we have received $26,596 in payments under the ERAP program to cover eligible back rent owing to the Company.

On June 28, 2021 an expansion of the state level $5.2B rent assistance program administered under the Housing is Key1 program was introduced by Governor Newsom. Our understanding of the terms of this program are such that one hundred percent (100%) of outstanding rent accrued between April 1, 2020 and September 30, 2021, and not otherwise covered by ERAP, are eligible for payment to the Company by state funds allocated through the Housing is Key program. We are working with our residents to support completion of the application processes.

While we are highly encouraged by the ERAP and the expansion of the Housing is Key initiative, our understanding is that in part due to the requirements of the programs for property owners, many property owners have chosen to be uncooperative with residents in completing the application and required paperwork. We believe the dynamic between renters in the neighborhoods where we operate who have deferred rent payments under the protections afforded to them, and the likely efforts of property owners to collect that rent in the future will likely be one of the big themes in these neighborhoods over the coming twelve (12) months.

1 Please refer to the Housing is Key program website for full details on the terms of the program: https://housing.ca.gov/

Results of Operations

The Merger closed on May 6, 2020. For ease of comparison, we have combined the results of the operations of the Company and the Predecessor in the financial highlights below. As such, any reference to “2020” relates to the combined results of the Company’s operations for the six months ended June 30, 2020 and the 2020 Predecessor Period.

Certain financial highlights of our results of operations for the six months ended June 30, 2021 and June 30, 2020, respectively are presented below:

	2021	2020	Net Change
Revenues	$948,918	$928,742	$20,176
Operating expenses	1,250,114	1,602,742	(352,628)
Operating loss	(301,196)	(674,000)	372,804
Loss on extinguishment of debt	(92,638)	-	(92,638)
Interest expense	(289,691)	(291,118)	1,427
Net loss	$(683,525)	$(965,118)	$281,593

Revenues increased by $20,176 for the six months ended June 30, 2021 over June 30, 2020 primarily as a result of the increase in occupancy and lease up of certain units at market rates. The overall occupancy of the Portfolio increased from 91.7% as of December 31, 2019 to 97.6% as of June 30, 2020 and slightly decreased to 96.4% as of June 30, 2021.

Operating expenses decreased by $352,628 for the six months ended June 30, 2021 over June 30, 2020 primarily as a result of the transaction costs of $521,000 relating to the Merger incurred during the six months ended June 30, 2020, which was partially offset by the increase in management fee of $60,437 and $98,393 of general, administrative, and marketing expenses.

Loss on extinguishment of debt was due to the refinancing of the loan at 1461 W. Sunset Boulevard. On April 2, 2021, the Company obtained a new 5-year mortgage loan for $4,860,000 bearing interest at 3.25% per annum to refinance the existing $3,980,000 mortgage. The Company recorded a prepayment penalty and wrote-off unamortized deferred financing costs associated to the old loan of $92,638.

Liquidity and Capital Resources

As of June 30, 2021, the Company derives its revenues and cash flows from the proceeds of the Offering and result of operations of the Seed Assets. Cash flows from operations are primarily dependent upon the occupancy level of our Seed Assets, net effective rental rates on our leases, collectability of rent and expense recoveries from our tenants and the level of operating and other costs.

As of June 30, 2021, the Company held cash and cash equivalents of $387,199 and restricted cash of $89,937. We had a net loss of $683,525 and net cash used in operating activities of $583,854 for the six-months ended June 30, 2021. We are currently experiencing significant variability in the operating cash flows of our Portfolio and this was partly due to the effect of COVID-19. As there is a robust set of protections for renters of units covered by the City of Los Angeles’s RSO Program, which limits or delay our ability to collect rent or raise rent, and there is a delay in the receipt of rent payments for those tenants who applied under the ERAP program, we cannot predict the timing and collectability of our receivables and at the same time remain current in our outstanding obligations. As of the date of this filing, the Company has been making payments of its principal and/or interest payments under the existing mortgages as well as making payments of its operating expenses as they become due. However, we cannot estimate future performance with certainty while COVID-19 pandemic and the related restrictions still exist.

On September 28, 2021, as approved by the Board, the Company obtained an unsecured loan of $250,000 from an affiliate of the Manager, bearing interest at 10% per annum which is not subject to any prepayment penalty. The loan will mature upon the earliest to occur: (a) October 1, 2022, (b) change of control, and (c) events of defaults. The Company does not anticipate receiving any proceeds from our Offering unless we renew our Offering. The Company needs to increase rental income or obtain additional financing in order to meet its obligations, including the unsecured note, when they become due. However, there can be no assurances that the Company will be able to increase rental income or obtain additional liquidity. As such, management deemed that the Company has a substantial doubt about its ability to continue as a going concern.

Non-GAAP Financial Measures

The Company uses and presents funds from operations, or FFO, and an adjusted measure of FFO, or Core FFO, as supplemental measures of our performance. The summary below describes our use of FFO and Core FFO provides information regarding why we believe these measures are meaningful supplemental measures of our performance and reconciles these measures from net income (loss), presented in accordance with GAAP.

Funds from Operations

Funds from operations, or FFO, is a supplemental measure of the operating performance of a REIT and of our Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles and real estate-related depreciation and amortization,

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs, transaction costs, and other nonrecurring expenses. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the six months ended June 30, 2021 and 2020, respectively, is as follows:

	2021	2020
Net loss	$(683,525)	$(965,118)
Add:
Depreciation and amortization	381,705	379,639
Less: Non-real estate depreciation and amortization	(10,421)	(9,552)
FFO	(312,241)	(595,031)
Transaction costs	-	521,000
Core FFO	$(312,241)	$(74,031)

Retail Tenants Lease Expirations

1461 W. Sunset Boulevard has four retail tenants with non-cancelable operating leases expiring through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for certain operating costs and real estate taxes. The following table set forth a summary of lease expirations for leases in place as of June 30, 2021:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet of Expiring Leases	Annual Rent
2021 (6 months)	-	-	$65,712
2022	3	1,590	79,499
2023	-	-	41,715
2024	-	-	42,966
2025	-	-	44,255
Thereafter	1	560	124,020
	4	2,150	$398,167

Mortgage Financing

We intend to employ leverage in order to provide additional funds to support our investment activities. We intend to seek to refinance one or all of the Seed Assets with a new lender under new loan terms to generate new cash flows in the future.

As of June 30, 2021, the outstanding mortgage debt for the Seed Assets, is as follows:

Property	Interest Rate	Principal Balance	Principal Balance at Maturity	Loan to Real Estate Value (1)	Amortization Period (Years)	Pre-payment Provisions
1412 Echo Park Ave	3.98%	$4,398,237	$3,656,370	49.6%	30	Greater of 1% or Yield Maintenance Amount
1650 Echo Park Ave	3.98%	$4,814,159	$4,002,136	52.9%	30	Greater of 1% or Yield Maintenance Amount
1461 W. Sunset Boulevard (2)	3.25%	$4,834,150	$4,351,538	51.0%	30	(3)

(1)	“Real Estate Value” for purposes of the computation is the purchase price of each Seed Asset.

(2)	On April 2, 2021, the Company obtained a new 5-year mortgage loan for $4,860,000 bearing interest at 3.25% per annum to refinance the existing $3,980,000 mortgage for 1461 Sunset. The Company received refinancing proceeds of $450,861 at closing, which was net of $255,259 of proceeds held in a debt service reserve. In connection with this refinancing, the Company recorded a prepayment penalty and wrote-off unamortized deferred financing costs associated with the old loan totaling $92,638. Prior to this refinancing, the interest rate on the loan was 4.50%.

(3)	If the Company prepays more than 20% (cumulative percentage during the first 5 years), a penalty is assessed with descending schedule as 3% in each of the first 3 years and 4% in the four year.

Property Encumbrances

There are no known environmental matters, property encumbrances or on-going legal procedures that would impair the value of the Seed Assets.

Critical Accounting Policies

Our consolidated financial statements included in this annual report include our accounts and the Operating Partnership (over which we exercise financial and operating control). All intercompany balances and transactions have been eliminated in consolidation.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of our financial statements requires us to make estimates and judgments about the effects of matters or future events that are inherently uncertain. These estimates and judgments may affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including contingencies and litigation. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. To assist in understanding our results of operations and financial position, we have identified our critical accounting policies and discussed them below. These accounting policies are most important to the portrayal of our results and financial position, either because of the significance of the financial statement items to which they relate or because they require management’s most difficult, subjective or complex judgments.

Investments in Real Estate

The Company and Predecessor have determined that the acquisition of the Seed Assets and subsequent acquisition of rental properties constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's “as-if” vacant fair value. The “as-if” vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable renewal option periods. The Predecessor expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities, which are collectively referred to as “real estate assets,” are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases and are included in the construction in progress account on the consolidated balance sheet. Depreciation commences when such improvements are placed in service.

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Revenue Recognition

A majority of revenue is derived from residential and retail leases, which are accounted for as operating leases under Topic 842 and for which the Company elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.

The Company recognizes rental income from residential tenants on a straight-line basis over the term of the lease, which is not materially different from if it were recorded when due from residents and recognized monthly when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. Residential unit leases may include income related to such items as resident utility billing system (“RUBS”) income, parking, storage and pet fees that the Company and the Predecessor treats as a single lease component.

For retail units, the Company recognizes rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset. Retail leases may include income related to common area maintenance charges such as reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units that the Company also treats as a single lease component.

Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in straight line and tenant receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue on the consolidated balance sheets and are recognized as rental income in accordance with the Company’s revenue recognition policy.

The Company’s revenue subject to Topic 606 consists of other ancillary fees such as laundry income and miscellaneous income not related to leasing. Such revenue arises from a single performance obligation to transfer promised goods or services that is satisfied at a point in time when control is transferred to the customer. Accordingly, revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the good or service.

Related Party Arrangements

See Note 6, “Related Party Transactions,” in our unaudited consolidated financial statements for discussion on related party transactions.

Off-Balance Sheet Arrangements

As of June 30, 2021, and December 31, 2020, the Company had no off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. CONSOLIDATED FINANCIAL STATEMENTS

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Balance Sheets

	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
Real estate, at cost:
Land and land improvements	$6,786,437	$6,786,437
Buildings and improvements	20,468,307	20,417,945
Furniture, fixtures and equipment	104,209	104,209
Total	27,358,953	27,308,591
Less accumulated depreciation	(1,496,892)	(1,132,583)
Investments in real estate, net	25,862,061	26,176,008
Cash	387,199	253,218
Restricted cash	89,937	113,304
Straight-line and tenant receivables, net	137,447	57,010
Acquired intangible lease assets, net	92,930	112,576
Other assets	53,336	46,395
Total Assets	$26,622,910	$26,758,511

LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable, net	$13,741,218	$12,974,735
Accounts payable and accrued liabilities	267,443	382,836
Due to related parties	454,151	604,360
Security deposits	93,745	87,564
Deferred revenue	36,543	57,829
Below-market lease liability, net	553,481	648,857
Total liabilities	15,146,581	14,756,181

Redeemable noncontrolling interest in the Operating Partnership	3,000,000	3,000,000

Equity:
Common stock, $0.01 par value, 90,000,000 shares authorized, 29,989 and 41,500 shares issued at June 30, 2021 and December 31, 2020, respectively	300	415
Preferred Stock, $0.01 par value, 10,000,000 shares authorized, none issued at June 30, 2021 and December 31, 2020, respectively.	-	-
Additional paid-in capital	(436,946)	(394,392)
Accumulated deficit	(236,117)	(210,882)
Total shareholders’ deficit	(672,763)	(604,859)
Noncontrolling interest in Operating Partnership	9,149,092	9,607,189
Total equity	8,476,329	9,002,330
Total Liabilities and Equity	$26,622,910	$26,758,511

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	Successor		Predecessor
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	January 1, 2020 through May 5, 2020
Revenues:
Rental income	$946,658	$312,843	$611,328
Other income	2,260	692	3,879
Total revenues	948,918	313,535	615,207

Expenses:
Operating expenses	129,300	40,667	86,589
Property taxes	160,710	51,760	103,518
Salaries and wages	51,000	17,000	34,000
General and administrative	399,891	185,269	116,229
Management fees – related parties	127,508	40,022	27,049
Transaction costs – related party	-	521,000	-
Depreciation and amortization	381,705	126,849	252,790
Total expenses	1,250,114	982,567	620,175

Loss from operations	(301,196)	(669,032)	(4,968)

Other expenses:
Interest expense, including amortization of deferred financing costs	(289,691)	(99,048)	(192,070)
Loss on extinguishment of debt	(92,638)	-	-

Net loss	(683,525)	(768,080)	(197,038)

Net loss allocated to noncontrolling interest in Operating Partnership	(658,290)	(767,466)	-
Net loss allocated to stockholders of Nico Echo Park, Benefit Corp.	$(25,235)	$(614)	$(197,038)

Basic and Diluted Loss Per Share	$(0.54)	(2.06)

Weighted average common shares outstanding	47,107	298

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries (Successor)

Consolidated Statements of Equity and Redeemable Noncontrolling Interest in the Operating Partnership

For the Six Months Ended June 30, 2021

(Unaudited)

	Common Stock		Additional		Noncontrolling Interests in the		Redeemable Noncontrolling Interest in the
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Operating Partnership	Total Equity	Operating Partnership
Balance – December 31, 2020	41,500	$415	$(394,392)	$(210,882)	$9,607,189	$9,002,330	$3,000,000
Issuance of common stock through the Offering	9,142	91	86,758			86,849
Issuance of common stock through the Rent Assistance Program	420	4	3,986			3,990
Redemption of common stock in exchange for units of limited partnership interests in the Operating Partnership	(21,073)	(210)	(199,983)		200,193	-
Share-based compensation			66,685			66,685
Net loss				(25,235)	(658,290)	(683,525)
Balance – June 30, 2021	29,989	$300	$(436,946)	$(236,117)	$9,149,092	$8,476,329	$3,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries (Successor)

Consolidated Statements of Equity and Redeemable Noncontrolling Interest in the Operating Partnership

For the Six Months Ended June 30, 2020

(Unaudited)

	Common Stock		Additional		Noncontrolling Interests in the		Redeemable Noncontrolling Interest in the
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Operating Partnership	Total Equity	Operating Partnership
Balance – December 31, 2019	100	$1	$999	(196,814)	$-	$(195,814)	$-
Issuance of common stock through the Offering	16,095	161	152,738			152,899
Issuance of common stock through the Rent Assistance Program	526	5	4,995			5,000
Contribution of the Operating Partnership					11,032,239	11,032,239	3,000,000
Equity issuance costs			(789,769)			(789,769)
Net loss				(614)	(767,466)	(768,080)
Balance – June 30, 2020	16,721	$167	$(631,037)	$(197,428)	$10,264,773	$9,436,475	$3,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries (Predecessor)

Consolidated Statements of Redeemable Member’s Equity and Members’ Equity

For the Period from January 1, 2020 through May 5, 2020

(Unaudited)

	Redeemable Member’s Equity	Members’ Equity
Balance – December 31, 2019	$3,000,000	$11,229,277
Net loss	-	(197,038)
Balance – May 5, 2020	$3,000,000	$11,032,239

The accompanying notes are an integral part of these consolidated financial statements.

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statement of Cash Flows

(Unaudited)

	Successor		Predecessor
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	January 1, 2020 through May 5, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(683,525)	$(768,080)	$(197,038)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	381,705	126,849	252,790
Amortization of deferred financing costs	19,854	5,808	7,014
Provision for doubtful accounts	-	8,790	-
Straight line rent adjustment	(974)	(874)	(1,993)
Amortization of above- and below-market leases	(93,126)	(31,042)	(62,084)
Loss on extinguishment of debt	92,638	-	-
Share-based compensation under the Rent Assistance Program	3,990	5,000	-
Share-based compensation	66,685	-	-
Changes in operating assets and liabilities:
Tenant receivables	(79,463)	(23,219)	(39,424)
Other assets	(6,941)	13,242	(22,256)
Accounts payable and accrued liabilities	(115,393)	23,069	76,642
Due to related parties	(150,209)	360,356	(20,682)
Deferred revenue	(21,286)	14,426	(38,614)
Tenant security deposits	6,181	6,840	4,906
Net cash used in operating activities	(579,864)	(258,835)	(40,739)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate	(50,362)	-	(133,928)
Net cash used in investing activities	(50,362)	-	(133,928)

CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage note borrowings	4,860,000	-	-
Mortgage note repayments	(4,128,954)	-	-
Payment of deferred financing costs	(77,055)	(11,967)	(109,589)
Due to related parties	-	600,000	(600,000)
Issuance of common stock	86,849	152,899	-
Payment of offering costs	-	(600,000)	-
Contribution by noncontrolling interest in the Operating Partnership	-	838,585	-
Net cash provided by (used in) financing activities	740,840	979,517	(709,589)

Net increase (decrease) in cash and restricted cash	110,614	720,682	(884,256)
Cash and restricted cash at beginning of period	366,522	1,000	1,722,841
Cash and restricted cash at end of period	$477,136	$721,682	$838,585

Nico Echo Park, Benefit Corp. and Subsidiaries

Consolidated Statement of Cash Flows (cont.)

	Successor		Predecessor
	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020	January 1, 2021 through May 5, 2020
Supplemental Non-Cash Disclosure Information:
Redemption of the Company’s common stock in exchange of units of limited partnership interests in the Operating Partnership	$200,193	$-	$-
Issuance of common stock under the Rent Assistance Program	3,990	5,000	-
Noncash contribution of noncontrolling interest in the Operating Partnership upon Merger	-	10,193,654	-
Offering costs owed to the Manager	-	189,769	-
Supplemental Disclosure of Cash Flow Information:
Interest paid	$283,937	$93,239	$186,091

Reconciliation of Cash and Restricted Cash:
Cash	$387,199	$532,753	$695,997
Restricted cash	89,937	188,929	142,588
Cash and restricted cash	$477,136	$721,682	$838,585

The accompanying notes are an integral part of these consolidated financial statements

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

1.	ORGANIZATION

Nico Echo Park, Benefit Corp. (the “Nico REIT”) is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (“Target Properties”) in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”). Nico REIT is organized so as to qualify and has elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended.

All references to “we,” “us,” “our” and “Company” refer to Nico REIT and its consolidated subsidiaries unless we specifically state otherwise, or the context indicates otherwise.

On March 27, 2020, the initial offering statement (the “Offering Statement”) was qualified by the Securities and Exchange Commission (“SEC”). Pursuant to the Offering Statement, Nico REIT is seeking to raise up to $50 million in shares of common stock (the “Offering”) and intends to use substantially all of the proceeds to invest in the Target Properties in the Neighborhood, including certain properties owned by Neighborhood Property Partners I, LLC (the “Seed Asset Owner”) or (the “Predecessor”), a Delaware limited liability company that is affiliated with The Neighborhood Investment Company (Nico), Inc. (our “Sponsor”).

On May 6, 2020 (“Closing Date”), the Company completed the acquisition (“Merger”) of the Seed Asset Owner, an entity that owned the three pre-identified Target Properties located in Los Angeles, California (collectively, the “Seed Assets”). Immediately prior to its acquisition by the Company, the Seed Asset Owner converted to a limited partnership, changed its name to Nico Echo Park Operating Partnership, LP (the “Operating Partnership”) and the Class A members of the Seed Asset Owner together with Class B member who holds a redeemable interest (“Redeemable Member’s Equity”), became the limited partners of the Operating Partnership and the Company became the sole general partner. All the Class A units and Class B units were converted to units of limited partnership interests in the Operating Partnership (“OP Units”). The former Class B member has retained its contractual redemption option as an OP unitholder. As of June 30, 2021 and December 31, 2020, respectively, noncontrolling interest held, in aggregate, a 97.68% and 96.76% limited partnership interest in the Operating Partnership. We refer to these interests as the noncontrolling interest in the Operating Partnership.

The Operating Partnership holds substantially all of the Company’s assets either directly or through its subsidiaries. Additionally, any net proceeds from the Offering will be contributed to the Operating Partnership in exchange for OP Units.

The Company does not have any employees. The Company is externally managed by Nico Asset Management, LLC (“Manager”), a Delaware limited liability company and a wholly owned subsidiary of Sponsor. The Seed Assets are managed by Nico Property Management, LLC (the “Property Manager”), an affiliate of the Manager and a wholly owned subsidiary of the Sponsor. The Company recognizes salaries and wage expense for such costs incurred by the Manager or its affiliates on behalf of the Company (see Note 6, “Related Party Transactions,” in the consolidated financial statements).

Liquidity and Going Concern

Management has the responsibility to evaluate whether there are conditions or events, considered in the aggregate, that create substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. In applying the accounting guidance, the Company considers its current financial condition and liquidity sources, including current funds available, forecasted future cash flows and its unconditional obligations due over the next 12 months.

As of June 30, 2021, the Company held cash and cash equivalents of $387,199 and restricted cash of $89,937. We had a net loss of $683,525 and net cash used in operating activities of $579,864 for the six-months ended June 30, 2021. We are currently experiencing significant variability in the operating cash flows of our Portfolio and this was partly due to the effect of COVID-19. As there is a robust set of protections for renters of units covered by the City of Los Angeles’s RSO Program, which limits or delay our ability to collect rent or raise rent, and there is a delay in the receipt of rent payments for those tenants who applied under the ERAP program, we cannot predict the timing and collectability of our receivables and at the same time remain current in our outstanding obligations. As of the date of this filing, the Company has been making payments of its principal and/or interest payments under the existing mortgages as well as making payments of its operating expenses as they become due. However, we cannot estimate future performance with certainty while COVID-19 pandemic and the related restrictions still exist.

On September 28, 2021, as approved by the Board (including all of the independent directors), the Company obtained an unsecured loan of $250,000 from an affiliate of the Manager, bearing interest at 10% per annum which is not subject to any prepayment penalty. The loan will mature upon the earliest to occur: (a) October 1, 2022, (b) change of control, and (c) events of defaults. The Company does not anticipate receiving any proceeds from our Offering unless we renew our Offering. The Company needs to increase rental income or obtain additional financing in order to meet its obligations, including the unsecured note, when they become due. However, there can be no assurances that the Company will be able to increase rental income or obtain additional liquidity. As such, management deemed that the Company has a substantial doubt about its ability to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Since the Company had no significant assets or operations prior to January 1, 2020, and since the Seed Asset Owner holds all the operating properties and became the Operating Partnership, the Company has concluded the Seed Asset Owner is the Predecessor and the Company is the successor entity (the "Successor"), and each are defined as such.

The Company has made the distinction in the financial statements and certain footnote presentations, as follows, the period before the consummation of the Merger, which includes the period from January 1, 2020 to May 5, 2020 (the “2020 Predecessor Period”), and subsequent to the Merger, the six months ended June 30, 2021 and 2020 of the Company including the results of operations of the Operating Partnership from the date of the Merger through June 30, 2020 and any periods thereafter.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

The Company and the Operating Partnership are both managed and controlled by the Sponsor, the Manager and the Property Manager prior and subsequent to Merger. ASC Paragraph 810-10-15-8A states that the power to control is not limited to the consideration of voting interests. Under this guidance, it also may exist with a lesser percentage of ownership, such as by contract. As the Merger constitutes a transfer of nonmonetary assets by promoters or transfers under common control, the net assets of the Predecessor were contributed at the Closing Date at historical cost. The consolidated financial statements have been prepared to include the financial statements of the Operating Partnership from the date of the Merger.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where applicable, the presentation of these consolidated financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the consolidated financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s and/or Predecessor’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 consolidated financial statements of the Company and certain related disclosures in this report are derived from the respective December 31, 2020 audited financial statements included in Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the accounts of the Operating Partnership, which is a variable interest entity (“VIE”) of which we are the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company consolidates those entities in which we are the primary beneficiary of a variable interest in an entity that qualifies as a VIE. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, and the obligation or likelihood for us or other investors to provide financial support. As of June 30, 2021, and December 31, 2020, respectively, the Company's interest in the Operating Partnership was 2.32% and 3.24% of the Operating Partnership's capital.

Noncontrolling Interest in VIE

For the Operating Partnership, which is consolidated but not 100% owned by the Company, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The income or loss and corresponding equity that is not owned by the Company is included in Noncontrolling Interest in Operating Partnership in the unaudited consolidated financial statements. As of June 30, 2021, majority of the Noncontrolling Interest consists of limited partnership interests held by the former Class A members of the Seed Asset Owner for which income or loss is allocated in accordance with contractual arrangements. See Note 7 for additional information.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated revenues and expenses during the year. Actual results could differ from those estimates.

Risk and Uncertainties

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts the Company’s results of operations will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on demand for real estate properties such as ours. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's operating results may be materially adversely affected.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

Cash

Cash is held in deposit accounts with third-party financial institutions, the balances of which, at times, exceed federally insured limits.

Restricted Cash

Restricted cash represents escrows held for real estate taxes, insurance and capital expenditures as required by the lenders.

Allowance for Doubtful Accounts

The Company evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. As of both June 30, 2021 and December 31, 2020, the Company recognized allowance for doubtful accounts for approximately $29,500.

Investments in Real Estate

The Company and Predecessor have determined that the acquisition of the Seed Assets and subsequent acquisition of rental properties constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable renewal option periods. The Predecessor expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases and are included in the construction in progress account on the consolidated balance sheet. Depreciation commences when such improvements are placed in service.

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Deferred Financing Costs

Deferred loan costs represent commitment fees, legal and other third-party costs associated with the closing of a loan financing. Such costs associated with obtaining a mortgage note payable were capitalized and are being amortized over the term of the related debt using the straight-line method, which approximates the effective interest method. The balance of unamortized deferred financing costs on mortgage notes payable are subtracted from the balance of the corresponding mortgage note payable in the consolidated balance sheets. Amortization of these costs is included in interest expense in the consolidated statements of operations. If a loan is paid off prior to its original maturity date, any remaining unamortized costs will be charged to expense.

Redeemable Noncontrolling Interest in the Operating Partnership

Redeemable noncontrolling interest in the Operating Partnership as shown in the mezzanine section of the consolidated balance sheets reflects the OP units held by the former Class B member for which the Company is contractually required to deliver cash to the unitholder. The Company records redeemable noncontrolling interest in the Operating Partnership at the greater of its carrying amount or its redemption value of $3 million at the end of each reporting period.

Offering Costs

Offering costs are reflected as a reduction of additional paid-in capital upon the closing of the Offering on March 27, 2020.

Revenue Recognition

These consolidated financial statements reflect adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”) and Topic 842, Leases (“Topic 842”) from the Predecessor’s inception.

A majority of revenue is derived from residential and retail leases, which are accounted for as operating leases under Topic 842 and for which the Company and Predecessor elected to account for both the lease and non-lease components as a single lease component because the timing and pattern of revenue recognition are generally the same.

The Company and Predecessor recognize rental income from residential tenants on a straight-line basis over the term of the lease, which is not materially different from if it were recorded when due from residents and recognized monthly when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less, renewable on an annual or monthly basis. Residential unit leases may include income related to such items as resident utility billing system (“RUBS”) income, parking, storage and pet fees that the Company and the Predecessor treats as a single lease component.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

For retail units, the Company and Predecessor recognize rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset. Retail leases may include income related to common area maintenance charges such as reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units that the Company and Predecessor also treat as a single lease component.

Any excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in straight line and tenant receivables on the consolidated balance sheets. Any amounts paid in advance by the tenants are recorded as deferred revenue on the consolidated balance sheets and are recognized as rental income in accordance with the Company and the Predecessor’s revenue recognition policy.

The Company and the Predecessor’s revenue subject to Topic 606 consists of other ancillary fees such as laundry income and miscellaneous income not related to leasing. Such revenue arises from a single performance obligation to transfer promised goods or services that is satisfied at a point in time when control is transferred to the customer. Accordingly, revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company and the Predecessor expect to be entitled to in exchange for the good or service.

Stock-Based Compensation

The Company records all equity-based incentive grants to non-employee members of the Board based on their fair values determined on the date of grant. Stock-based compensation expense, which is included in general and administrative expenses in the consolidated statements of operations, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.

Income Taxes

The Company was treated as an S corporation through March 26, 2020. Subsequent to this date, the Company elected to be treated as a real estate investment trust (“REIT”) for federal income tax purposes in connection with filing its federal income tax return for tax year 2020. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

The Operating Partnership has elected to be treated as a partnership for U.S. federal and state income tax purposes and is therefore not subject to income tax at the entity level. All income and losses accrue directly to the members and are reported by them individually for tax purposes.

Management is responsible for determining whether a tax position taken by the Company or the Operating Partnership is more likely than not to be sustained on the merits. The Company or the Predecessor has no material unrecognized tax benefits or uncertain income tax positions and therefore no interest or penalties associated with uncertain tax positions.

Earnings per Share

Basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method, as applicable. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive. Diluted EPS is not presented in the accompanying consolidated financial statements because the effect of the net loss allocated to stockholders is anti-dilutive for the applicable periods presented.

3. VARIABLE INTEREST ENTITIES

As described in Note 2, the Operating Partnership is a VIE that is consolidated because the Company is the primary beneficiary of a variable interest in the Operating Partnership. The purpose of the Operating Partnership is to hold substantially all of the Company’s assets either directly or through its subsidiaries. As of June 30, 2021, the Company's general partnership interest in the Operating Partnership was 2.32% of the Operating Partnership's total partnership capital.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

The following table presents the portion of the balances reported in the consolidated balance sheet as of June 30, 2021 and as of December 31, 2020 attributable to the Operating Partnership. The following assets may generally only be used to settle obligations of the VIE, and these liabilities are only the obligations of the VIE and they do not have recourse to the general credit of the Company, except for the Company’s guarantee of payment of the mortgage loans payable of the Operating Partnership (see Note 5).

	June 30, 2021	December 31, 2020
Assets:
Investments in real estate, net	$25,862,061	$26,526,835
Cash	386,199	377,653
Restricted cash	89,937	188,929
Straight-line and tenant receivables, net	137,447	24,833
Acquired intangible lease assets, net	92,930	132,222
Due from the Company	564,288	753,900
Other assets	53,336	51,178
Total Assets	$27,186,198	$28,055,550

Liabilities:
Mortgage notes payable, net	$13,741,218	$13,021,696
Accounts payable and accrued liabilities	267,347	351,740
Due to Manager and other related parties	-	337,263
Security deposits	93,745	88,754
Deferred revenue	36,543	28,911
Below-market lease liability, net	553,481	744,232
Total liabilities	14,692,334	14,572,596

Redeemable member’s equity	3,000,000	3,000,000

4. ACQUIRED LEASE INTANGIBLES

The following table sets forth information regarding acquired lease intangibles at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Acquired lease intangibles assets, net
In-place lease value	$395,083	$395,083
Above-market leases	42,750	42,750
	437,833	437,833
Accumulated amortization	(344,903)	(325,257)
	$92,930	$112,576

Below-market leases intangibles
Below-market leases acquired	$946,579	$946,579
Accumulated amortization	(393,098)	(297,722)
	$553,481	$648,857

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase in rental income by $93,126, $31,042 and $62,084 for the six months ended June 30, 2021 and 2020 and the 2020 Predecessor Period, respectively. Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $17,396, $5,798 and $11,598 for the six months ended June 30, 2021 and 2020 Successor Period and the 2020 Predecessor Period, respectively. As of June 30, 2021, the Company’s estimated annual amortization of acquired above-market leases, net of acquired below-market leases (a component of rental revenue), and the amortization of in-place leases (a component of depreciation and amortization expense), assuming no early lease terminations, are as follows:

Year Ending December 31,	Below-market leases, net of Above-market Leases	In-Place Leases
2021 (6 months)	$(93,126)	$17,396
2022	(183,473)	17,463
2023	(182,700)	4,442
2024	(78,432)	4,442
2025	4,500	4,442

5. mortgage NOTES payable, NET

The following table sets forth information regarding the mortgages notes payable outstanding at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020	Interest Rate	Maturity Date
1412 Echo Park Loan(1)	$4,398,237	$4,436,961	3.98%	July 1, 2029
1650 Echo Park Loan(2)	4,814,159	4,856,543	3.98%	July 1, 2029
1461 Sunset Boulevard Loan(3)	4,834,150	3,980,000	3.25%	April 2, 2025
Total	14,046,546	13,273,504
Less: Deferred financing costs	(305,328)	(298,769)
Mortgage notes payable, net	$13,741,218	$12,974,735

(1)	1412 Echo Park Loan requires interest only payment through July 1, 2021, at which time, monthly principal and interest payments of $21,279 will be due through maturity date. There are no extension options.

(2)	1650 Echo Park Loan requires interest only payment through July 1, 2021, at which time, monthly principal and interest payments of $23,292 will be due through maturity date. There are no extension options.

(3)	On April 2, 2021, the Company obtained a new 5-year mortgage loan for $4,860,000 bearing interest at 3.25% per annum to refinance the existing $3,980,000 mortgage for 1461 Sunset. The Company received refinancing proceeds of $450,861 at closing, which is net of the $255,259 proceeds held in a debt service reserve. In connection with this refinancing, the Company recorded a prepayment penalty and wrote-off unamortized deferred financing costs associated with the old loan of $92,638. Prior to this refinancing, the interest rate on the loan was 4.50%. Subsequent to this refinancing, the 1461 Sunset Boulevard Loan requires monthly principal and interest payments of $21,279 through maturity date.

Following the Merger, the Company, together with John Chaffetz and Max Levine, who are officers of the Sponsor, have provided a guarantee for the repayment of these mortgages, each of which is collateralized by the respective property. There are no required financial covenants under these mortgages.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

Contractual Maturities

The scheduled principal maturities of mortgage notes payable as of June 30, 2021 were as follows:

Year	Amount
2021 (6 months)	$129,425
2022	268,653
2023	278,938
2024	288,199
2025	300,661
Thereafter	12,780,670
$14,046,546

6. RELATED PARTY TRANSACTIONS

The Operating Partnership’s limited partnership agreement (“Partnership Agreement”) provides the following fees and reimbursements payable by the Operating Partnership to the Manager or its affiliates:

Acquisition fee - 2.0% of the purchase price of any assets, including the Seed Assets, paid upon acquisition.

Asset management fee – paid quarterly in an amount equal to an annualized rate of 1.50% of gross offering proceeds, which until one year after the initial stockholders were admitted to the Company will be based on (i) the Company’s gross proceeds as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of OP Units as of the end of each fiscal prior quarter; and thereafter will be based on the Operating Partnership’s net asset value (“NAV”), subject to certain limitations as provided in the Partnership Agreement.

Property management fee - 5.0% of monthly gross property-level income (excluding common area maintenance reimbursements) paid monthly.

Warehousing fee – For purchases of properties or other assets (excluding the Seed Assets) from the Manager or its affiliates, a warehousing fee equal to a 1.5% spread above the Manager or affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused plus any transaction costs.

Offering costs – The Operating Partnership reimburses the Manager or its affiliates for formation and offering costs incurred on behalf of Nico REIT. During the six months ended June 30, 2020, the Operating Partnership paid $600,000 to the Manager as partial reimbursement of formation and offering costs incurred. Remaining reimbursements will be made in monthly installments not to exceed 0.5% of the aggregate gross offering proceeds raised through that month. The amount accrued and unpaid is noninterest bearing and has no stated maturity.

Operating expenses - The Operating Partnership reimburses the Manager or its affiliates for all expenses incurred on behalf of the Company in the performance of their duties.

Capital expenditures – The Operating Partnership reimburses the Manager or its affiliates for capital expenditures incurred on behalf of the Company.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

The following table represents the amounts incurred associated with the payments to the Manager or its affiliates for the periods indicated and accrued and unpaid balances as of the end of the periods indicated:

	Six Month Ended June 30, 2021 (Successor)	Six Month Ended June 30, 2020 (Successor)	January 1, 2020 through May 5, 2020 (Predecessor)	Accrued and Unpaid at June 30, 2021 (Successor)	Accrued and Unpaid at December 31, 2020 (Successor)
Acquisition fee	-	521,000	-	-	-
Asset management fee	$85,331	$25,757	$-	$8,915	$76,649
Property management fee	42,177	14,265	27,049	-	13,316
Offering costs	-	118,935	-	189,769	189,769
Salaries and wages and general and administrative expenses	124,554	36,618	46,824	255,467	324,626
Expenditures capitalized in real estate investments	2,307	-	4,725	-	-

License Agreement

Upon qualification of the Offering Statement, the Company entered into a license agreement with the Sponsor pursuant to which the Sponsor granted the Company a nonexclusive, royalty free license to use the names “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park” and “Neighborhood REIT” (each a “Licensed Mark”, collectively the “Licensed Marks”). Other than with respect to this license, the Company has no legal right to use the Licensed Marks and such license will terminate if the Manager ceases to manage us.

7. EQUITY

The Company’s amended charter dated April 2, 2020 authorizes the issuance of up to 100,000,000 shares of common and preferred stock, consisting of 90,000,000 shares of common stock, $0.01 par value per share and 10,000,000 shares of preferred stock, $0.01 par value per share. The aggregate par value of all authorized shares of stock having par value is $1,000,000. The common stock is initially comprised of two classes: Class L and Class NL. Class L common stock will be held by residents of the Neighborhood and Class NL common stock held by non-local investors.

These two classes of stock have the same economic rights but will have different redemption rights. Under the share redemption plan, shares of Class L common stock are redeemable at the then-current NAV per share after a holding period of six months while shares of Class NL common stock cannot be redeemed for the first two years and are redeemable at a 5% discount to the then-current NAV per share until such Class NL shares have been held for five years. Management, in its sole discretion can amend, suspend, or terminate the stock redemption plan at any time to protect its operations, non-redeemed stockholders, to prevent undue burden on liquidity, to preserve the Company’s REIT status and or for any other reason. To preserve the Company’s REIT status, in June 2021, the Company redeemed 21,073 shares of common stock valued at $200,193 in exchange for 21,073 units of the Operating Partnership valued at $200,193.

The Board may reclassify any unissued shares of common stock from time to time into one or more classes or series of stock. The Board, with the approval of a majority of the entire Board and without any action by the stockholders of the Company, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has authority to issue.

The common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to the Company’s charter that would adversely change the rights of the common stock and removal of the Manager for “Cause” (as defined in the Company’s charter). The Company’s stockholders do not elect or vote on the Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

Distributions

The common stockholders will be entitled to receive such dividends as declared from time to time by the Company’s board of directors (the “Board”) out of legally available funds and REIT distribution requirements, subject to any preferential rights of any preferred stock that the Company issues in the future. In the event of a liquidity event (as defined in the charter), each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company settles its liabilities and any preferential dividends owed to preferred stockholders. The common stockholders will not have preemptive rights, which means that holders of the Company’s common shares will not have an automatic option to purchase any new shares that the Company issues, nor will holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights.

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

Deferred Compensation for Directors

Effective on December 14, 2020, the Board adopted the 2020 Director Stock Plan (“Director Plan”), which set forth the terms of compensation arrangement for non-management directors who elected to receives shares of common stock in lieu of the annual cash retainer fee.

Under the Director Plan, the Company will compensate each of the Company’s non-management directors on an annual basis. Each non-management director will be entitled to elect to receive either a cash retainer or an equity grant equal to $40,000 of common shares (or 4,000 shares at the initial purchase price). Under the Director Plan, the maximum number of shares of stock reserved and available for issuance is 50,000 shares. Any shares issued under this Director Plan will vest upon the earlier of the (1) first anniversary of the grant date or (ii) the first annual meeting of stockholders following the grant date, so long as the said director remains a director of the Company. The Company granted 4,000 shares of common stock each to Bruce Strohm and Megan Marini in January 2021 and 4,000 shares to Bruce Strohm in December 2020. During the six months ended June 30, 2021, the Company recognized $66,685 of compensation expense, which is included in general and administrative expense in the consolidated statement of operations. As of June 30, 2021 and December 31, 2020, respectively, there were no vested shares. As of June 30, 2021, and December 31, 2020, respectively, there was $51,823 and $38,508 of unrecognized compensation expenses related to this equity grant, which is expected to be recognized over 5.3 months.

Noncontrolling Interest in the Operating Partnership

Noncontrolling interests represent the units of limited partnership interest in the Operating Partnership not held by the Company. As of June 30, 2021, the noncontrolling interest unit holders owned 97.68% or 1,261,074 units of the Operating Partnership. Beginning May 6, 2021, the holders of noncontrolling interest in the Operating Partnership have the right to redeem their OP Units for cash. However, the Company, in its sole discretion, may acquire some or all of the tendered OP Units in exchange for the Company's common stock rather than redeeming such OP units for cash. In such event, the tendering OP unitholder shall have no right to cause the redemption of such tendered OP Units for cash. Refer to Note 2 for a discussion of the redeemable noncontrolling interest in the Operating Partnership, which is shown as mezzanine equity in the consolidated balance sheet.

8. FUTURE MINIMUM RENT

Retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Company for certain operating costs and real estate taxes.

As of June 30, 2021, the future minimum cash rents to be received over the next five years and thereafter for non-cancelable operating leases for retail tenants are as follows:

2021 (6 months)	$65,712
2022	79,499
2023	41,715
2024	42,966
2025	44,255
Thereafter	124,020
$398,167

Nico Echo Park, Benefit Corp. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

(Unaudited)

9. COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company or the Predecessor is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Company or the Predecessor which if adversely determined could have a material adverse impact on the Predecessor other than routine litigation arising in the ordinary course of business.

Environmental Matters

As an owner of real estate, the Company is subject to various environmental laws of federal, state, and local governments. The Company’s compliance with existing laws has not had a material adverse effect on its financial condition and results of operations, and the Company does not believe it will have a material adverse effect in the future. However, the Company cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on its current Properties or on properties that the Predecessor may acquire.

Rent Assistance Program

On April 9, 2020, the Sponsor established a rent assistance program (the “Program”) for the tenants of the Seed Assets to support community stability and to provide credit support to the resident and commercial tenants of the Seed Assets who have been impacted by the COVID-19 emergency, who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Sponsor’s manager’s team.

The Program has three components, which include (a) the option to apply the tenants’ security deposits towards any rent owed; (b) a community rent assistance fund and (c) community wealth grants.

The community rent assistance fund provides up to a maximum of $150,000 in direct cash assistance from the Sponsor to residents and commercial tenants who opt-in to the Program. These funds are available on a case-by-case basis for those who have opted in and already applied their security deposit towards rent. For the six months ended June 30. 2021 and 2020 and the 2020 Predecessor Period, security deposits of $0, $18,155 and $25,951, respectively, have been applied to rents and other charges due and community rent assistance of $3,611, $50,028, and $0 has been granted by the Sponsor to tenants for the six months ended June 30, 2021 and 2020 and the 2020 Predecessor Period, respectively. Subsequent to June 30, 2021 and through the date of the filing, the Program has been discontinued for an indefinite period. The Sponsor will not be reimbursed by the Company or the Predecessor for these direct cash assistance payments to tenants nor do such payments provide the Sponsor with a direct or indirect interest in the Company or the Predecessor. Accordingly, no adjustments have been made in the financial statements of the Predecessor or the Company to reflect such community assistance payments by the Sponsor to the tenants. Rental remittances received from the tenants are recognized in revenue in accordance with the Company’s revenue recognition policies.

Under the community wealth grant program, the Company is offering each family unit or business who either remains current on rent or opts into the Program, a one-time grant of $1,000 of shares of common stock of the Company to such family unit or business (up to a total of approximately $100,000), which, in the aggregate, may result in the issuance of up to 10,527 shares of Class L common stock of the Company at a valuation of $9.50 per share. During the six months ended June 30, 2021, the Company granted $3,990 of shares of common stock to certain residents. There were no shares granted under this Program subsequent to June 30, 2021 through the date of this filing.

10. Subsequent Events

On September 29, 2021, as approved by the Board, the Company obtained an unsecured loan of $250,000 from an affiliate of the Manager, bearing interest at 10% per annum which is not subject to any prepayment penalty. The loan will mature upon the earliest to occur: (a) October 1, 2022, (b) change of control, and (c) events of defaults.

Item 4.	Exhibits

Index to Exhibits

Exhibit No.	Description
2.1**	Form of Articles of Amendment and Restatement (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A filed March 2, 2020)

2.2**	Form of Amended and Restated Bylaws (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A filed March 2, 2020)

4.1**	Form of Subscription Package (included in the Offering Statement on Form 1-A/A filed March 2, 2020 as Appendix A and incorporated herein by reference)

6.1**	Form of Amended and Restated Limited Partnership Agreement of Nico Echo Park Operating Partnership, LP (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A filed March 2, 2020)

6.2**	Form of Management Agreement between Nico Echo Park, Benefit Corp. and Nico Asset Management LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A filed March 2, 2020)

6.3**	Form of Support Agreement between The Neighborhood Investment Company (Nico), Inc. and Nico Asset Management LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed December 26, 2019)

6.4**	Form of License Agreement between Nico Echo Park, Benefit Corp. and The Neighborhood Investment Company (Nico), Inc. (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Offering Statement on Form 1-A filed December 26, 2019)

**	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	/s/ Max Levine, Chief Executive Officer
Date:	September 30, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Max Levine	Director, Chief Executive Officer and Treasurer	September 30, 2021
Max Levine	(Principal Executive Officer)

/s/ Mark Chertok	Interim Chief Financial Officer and Interim Chief Accounting Officer	September 30, 2021
Mark Chertok	(Principal Financial Officer and Principal Accounting Officer)